Mail Stop 4561

September 30, 2008

Gregory J. Dawson
Chief Financial and Accounting Officer
Kentucky Bancshares, Inc.
P.O. Box 157
Paris, Kentucky 40362-0157

        Re: Kentucky Bancshares, Inc.
                Form 10-K for Fiscal Year Ended December 31, 2007
                Form 10-K/A #1 for Fiscal Year Ended December 31, 2007
                Form 10-K/A #2 for Fiscal Year Ended December 31, 2007
                Form 10-K/A #3 for Fiscal Year Ended December 31, 2007
                File No. 000-52589

Dear Mr. Dawson:

        We have completed our review of your Forms 10-K and 10-K/A and have no further comments at this time.

                Sincerely,

                Kevin W. Vaughn
                Accounting Branch Chief